Mail Stop 4561

November 30, 2007

Elizabeth L. Delbianco
Senior Vice President, Chief Legal Officer
 and Corporate Secretary
Celestica Inc.
12 Concorde Place, 5th Floor
Toronto, Canada M3C 3R8

>   **Re: Celestica Inc.**
>   **Form 20-F for the fiscal year ended December 31, 2006**
>   **Filed March 20, 2007**
>   **File No. 001-14832**

Dear Ms. Delbianco:

        We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 4. Information on the Company

Celestica's Focus, page 19

1.   We note your disclosure here and throughout the annual report of operational problems that you experienced at your facility in Mexico during 2006. Further description of the problems experienced at the facility, qualitative and quantitative disclosure of the impact such problems have had on your financial condition and results of operations, and discussion of the relationship between the problems at the facility and the class action lawsuit you disclose on page 42 appears warranted. Please advise.

Customers, page 23

2.   We note your disclosure that Cisco Systems and IBM each accounted for 10% of your total
        revenues in 2006. A description of your contractual arrangements with these customers
        appears warranted. Also, you do not appear to have filed agreements with either customer
        as exhibits to your annual report. Please advise whether you are substantially dependent
        upon these customers for purposes of Instruction 4(b)(ii) of the Instructions as to Exhibits in
        Form 20-F.

Item 5. Operating and Financial Review and Prospects

Overview of 2006 Results, page 30

3.   In your discussion of changes in revenue you identify two or more sources of a material
        change, but do not disclose the dollar amounts for each source that contributed to the
        change. For instance, your disclosures indicate that revenues have changed period to period
        as a result of higher volumes of sales and the addition of new customers in Asia and lower
        volumes of sales in Europe. However, you do not provide quantitative disclosures
        regarding the impact of these items during the periods presented. Please advise why your
        disclosure does not quantify each source that contributed to a material change. Please see
        Section III. D of SEC Release 33-6835.

Controls and Procedures, page 44

4.   Your conclusion that your disclosure controls and procedures were effective "to ensure that
        information required to be disclosed by us in our corporate filings is recorded, processed,
        summarized and reported within the required time periods" is more limited in scope than
        what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among
        other matters, that the disclosure controls and procedures also be designed to ensure that
        "information required to be disclosed by an issuer . . . is accumulated and communicated to
        the issuer's management . . . as appropriate to allow timely decisions regarding required
        disclosure." Please confirm, if true, that your disclosure controls and procedures for the
        relevant period met all of the requirements of Rule 13a-15(e). Additionally, tell us how you
        intend to comply with this requirement in your subsequent reports by including a complete
        statement in your controls and procedures section or, alternatively, by referring to the
        definition contained in Rule 13a-15(e).

Item 8. Financial Information

Litigation, page 78

5.   We note your disclosure on page 16 of class action lawsuits in which the company and
        current and former members of senior management are named as defendants. A discussion

of these class action lawsuits would appear warranted in this section, given your discussion of these lawsuits in your Risk Factors section. Please advise.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal